Exhibit 1.02

CONFLICT MINERALS REPORT OF
Westell Technologies, Inc.
IN ACCORDANCE WITH RULE 13p-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2013

I.    Introduction

This is the Conflict Minerals1 Report (the "Report") of Westell Technologies, Inc. (“Westell”, the “Company,” “we,” “us,” or “our”) prepared for calendar year 2013 (except for conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Act”). Numerous terms in this Report are defined in Rule 13p-1 of the Act and Form SD and the reader is referred to those sources, and also to Securities and Exchange Commission ("SEC") Release No. 34-67716 (August 22, 2012) of the Act (the “Adopting Release”) for such definitions.

In accordance with Rule 13p-1, we undertook efforts to determine whether the conflict minerals necessary to the functionality or production of products that we manufacture or contract to manufacture were sourced from the Democratic Republic of Congo or an adjoining country (the "Covered Countries") or are from recycled or scrap sources. The Company designed its efforts in conformity, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”) and related Supplements for each of the conflict minerals.

The statements below are based on the due diligence activities performed to date by Westell and are based on the infrastructure and information available at the time of this filing.  There are factors that could affect the accuracy of these statements.  These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.
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1 The term “conflict mineral” is defined by the SEC as (A) columbite-tantalite (coltan); cassiterite; gold; wolframite; or their derivatives, which are limited to tantalum, tin and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

About Westell

Westell Technologies, Inc., is a global leader of intelligent site management, in-building wireless, cell site optimization, and outside plant solutions focused on innovation and differentiation at the edge of telecommunication networks, where end users connect. The comprehensive set of products and solutions the Company offers enable telecommunication service providers, cell tower operators, and other network operators to reduce operating costs and improve network performance. With millions of products successfully deployed worldwide, the Company is a trusted partner for transforming networks into high quality, reliable systems.

The Company designs, develops, assembles and markets a wide variety of products and solutions. Intelligent site management solutions include a suite of Remote monitoring and control devices which, when combined with the Company's Optima management system, provides comprehensive machine-to-machine (M2M) communications that enable operators to remotely monitor, manage, and control site infrastructure and support systems. In-building wireless solutions include distributed antenna systems (DAS) interface panels, high-performance digital repeaters and bi-directional amplifiers (BDAs), and system components and antennas, all used by wireless service providers and neutral-party hosts to fine tune radio frequency (RF) signals that helps extend coverage to areas not served well or at all by traditional cell sites. Cell site optimization solutions consist of tower mounted amplifiers (TMAs), small outdoor-hardened units mounted next to antennas on cell towers, enabling wireless service providers to improve the overall performance of a cell site, including increasing data throughput and reducing dropped connections. Outside plant solutions, which are sold to wireline and wireless service providers as well as industrial network operators, consist of a broad range of offerings, including cabinets, enclosures, and mountings; synchronous optical networks/time division multiplexing (SONET/TDM) network interface units; power distribution units; copper and fiber connectivity panels; hardened Ethernet switches; and systems integration services. For more information, please visit www.westell.com.

II.    Design of Due Diligence Measures

The Company designed its overall conflict minerals program based on the five-step framework of the OECD Due Diligence Guidance and its Supplements.

Westell's implementation of the five-step framework consisted of the following overarching steps, which are discussed in further detail in Section III.

Step 1:     Establish strong company management systems
Step 2:     Identify and assess risks in the supply chain
Step 3:     Design and implement a strategy to respond to identified risks
Step 4:     Carry out independent third-party audit of smelter/refiner's due diligence practices
Step 5:     Report annually on supply chain due diligence

We relied upon multi-stakeholder initiatives that provide verification processes for conflict-free minerals from smelters or refiners who may provide those minerals to companies in our supply chain. The Company, as a purchaser of component parts, is many steps removed from the mining of conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and conducts no purchasing activities directly in the Covered Countries.

III.    Due Diligence Measures Performed

The following describes the measures taken to reasonably determine the country of origin and to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance for calendar year 2013.

Step 1: Establish strong company management systems

a.
Conflict Minerals Team – Westell has established a management system for complying with the applicable rules. Our management system included the development of a Conflict Minerals Team consisting of personnel from relevant functions such as purchasing, quality manufacturing, legal and accounting. The team was responsible for implementing our conflict minerals compliance strategy. Senior management was briefed about the results of our due diligence efforts on a regular basis.

b.
Conflict Minerals Policy – Westell adopted and published a policy establishing the expectations of our suppliers related to the use of conflict minerals. The policy resides on our corporate website. It is periodically reviewed and will be updated, if necessary.

c.
Company level grievance mechanism - As recommended by the OECD Due Diligence Guidance, Westell has established a grievance mechanism as a risk-awareness system for conflict minerals issues.  All Westell internal and external stakeholders can communicate directly and confidentially with our conflict minerals team.

d.	Document Retention – Westell is retaining documentation regarding its due diligence efforts for calendar year 2013 in accordance with its record retention policy.

Step 2: Identify and assess risks in the supply chain

We performed the following steps as part of our risk assessment process:

a.
Identify products in scope – Our internal cross-functional conflict minerals team reviewed the products that we manufacture or contract to manufacture to determine those that should be deemed in-scope as described by the Adopting Release.

b.
Conduct Reasonable Country of Origin Inquiry (“RCOI”) – Westell utilized the industry-developed EICC-GeSI Conflict Minerals Reporting Template (“CMRT”) to query our suppliers. We requested this information from our direct suppliers who provide material and components that are within the scope of the Adopting Release. We evaluated the responses from the templates submitted by our suppliers, and followed up as appropriate, to determine our reporting obligation based on this RCOI.

c.	Identify smelters/processors – Westell collected a list of smelters/processors that are in our supply chain by utilizing the CMRT and other industry recognized methods/systems.

Step 3: Design and implement a strategy to respond to identified risks

We performed the following steps as part of our risk management plan:

a.
Validate Responses – We reviewed the responses from our suppliers, and followed up as appropriate, to determine that they are complete and provided the information necessary to identify the content and origin of minerals in our products.

b.
Verify Smelters – As part of the risk mitigation process, we compared the list of smelters/processors collected from suppliers and compared it to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative (“CFSI”).

Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices
Westell is a downstream consumer of conflict minerals and does not perform direct audits of smelters/refiners within its supply chain.

Westell is relying on the CFSI’s published lists to verify the conflict-free status of smelters/processors that source from Covered Countries.

Step 5: Report annually on supply chain due diligence

This Report (and the related Form SD) has been filed with the SEC and is available on our website at www.westell.com.

IV.	Product Determination

On the basis of the measures described above, the Company has determined that all of our products manufactured during calendar year 2013 are considered to be DRC conflict undeterminable. The Company is making this determination because it does not have sufficient information from suppliers or other sources at this time to determine the facilities used to process the necessary conflict minerals in its products, the country of origin of the necessary conflict minerals in its products and the mine or location of origin of such conflict minerals with the greatest possible specificity.

V.Product Description

Products -The products subject to the disclosure are described above.

VI.    Steps to Improve Due Diligence

We expect to continue to communicate our expectations and information requirements to our direct suppliers. We also expect to continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. We expect our suppliers to take similar due diligence measures with their suppliers to ensure management throughout the supply chain.

In addition to those mentioned above, the Company intends to undertake the following steps during the next compliance period to improve the due diligence conducted and to further mitigate the risk that the necessary conflict minerals benefit armed groups, including:

•	Continue to collect responses from suppliers using tools such as the CMRT.

•	Comparing and validating RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI.

•	Informing and encouraging suppliers to transition to smelters identified by the due diligence process as “conflict-free” by an independent audit program such as the CFSI.

•	Continue to allow verified conflict-free material from the region to enter our supply chain.

VII.    Independent Private Sector Audit

Pursuant to SEC rules and related guidance, an independent private sector audit of this Report was not required for calendar year 2013.